                       SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                  RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)


                             (Amendment No. 2)


                         The Goldman Sachs Group, Inc.
________________________________________________________________________________
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                  38141G 10 4
        _______________________________________________________________
                                (CUSIP Number)

                                 Michiko Miura
                      Sumitomo Bank Capital Markets, Inc.
                                277 Park Avenue
                           New York, New York 10172
                           Telephone: (212) 224-5000
________________________________________________________________________________
         (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                                August 1, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                        (Continued on following pages)

                                 SCHEDULE 13D
--------------------------
CUSIP NO. 38141G 10 4
--------------------------


------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      Sumitomo Bank Capital Markets, Inc.
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      As to a group consisting of SBCM/(1)/ and Sumitomo/(1)/           (a) [X]
      As to a group consisting of the Covered Persons/(1)/ and KAA/(1)/ (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY
------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS
      OO
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                              [_]
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER (See Item 6)


     NUMBER OF            0
                   -----------------------------------------------------------
      SHARES         8.   SHARED VOTING POWER (See Item 6)
                          253,045,128 Covered Shares/(1)/ and Uncovered
   BENEFICIALLY           Shares/(1)/ in the aggregate/(2)/ held by Covered
                          Persons/(1)/
     OWNED BY             10,987,710 shares/(2)/ held by KAA/(1)/
                          16,243,610 shares held by SBCM/(1)//(4)/
      EACH         -----------------------------------------------------------
                     9.   SOLE DISPOSITIVE POWER (See Item 6)
    REPORTING

     PERSON               16,243,610/(4)/
                   -----------------------------------------------------------
      WITH           10.  SHARED DISPOSITIVE POWER (See Item 6)

                          0
------------------------------------------------------------------------------
 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,243,610/(3)/(4)/
------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [X]
------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%/(3)//(4)/
------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON
      CO
------------------------------------------------------------------------------

_______________________

(1)  For a definition of this term, please see Item 2.

(2) Each of SBCM and Sumitomo may be deemed to be members of a "group" with KAA and the Covered Persons. Each of SBCM and Sumitomo disclaims beneficial ownership of shares of Common Stock held by KAA and the Covered Persons.

(3) Excludes 253,045,128 and 10,987,710 shares of Common Stock held by the Covered Persons and KAA, respectively, as to which each of SBCM and Sumitomo disclaims beneficial ownership.

(4) Includes 7,440,362 shares of Nonvoting Common Stock held by SBCM which are immediately convertible into Common Stock on a one-for-one basis.

                                 SCHEDULE 13D
--------------------------
CUSIP NO. 38141G 10 4
--------------------------


------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      The Sumitomo Bank, Limited
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      As to a group consisting of SBCM/(1)/ and Sumitomo/(1)/           (a) [X]

      As to a group consisting of the Covered Persons/(1)/ and KAA/(1)/ (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY
------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS
      OO
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                              [_]
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Japan
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER (See Item 6)


     NUMBER OF            0
                   -----------------------------------------------------------
      SHARES         8.   SHARED VOTING POWER (See Item 6)
                          253,045,128 Covered Shares/(1)/ and Uncovered
   BENEFICIALLY           Shares/(1)/ in the aggregate/(2)/ held by Covered
                          Persons/(1)/
     OWNED BY             10,987,710 shares/(2)/ held by KAA/(1)/
                          16,243,610 shares held by SBCM/(1)//(4)/
       EACH        -----------------------------------------------------------
                     9.   SOLE DISPOSITIVE POWER(See Item 6)
    REPORTING

      PERSON              16,243,610/(4)/
                   -----------------------------------------------------------
       WITH         10.   SHARED DISPOSITIVE POWER(See Item 6)

                          0
------------------------------------------------------------------------------
 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,243,610/(3)//(4)/
------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [X]
------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%/(3)//(4)/
------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON
      BK
------------------------------------------------------------------------------

_______________________

(1)  For a definition of this term, please see Item 2.

(2) Each of SBCM and Sumitomo may be deemed to be members of a "group" with KAA and the Covered Persons. Each of SBCM and Sumitomo disclaims beneficial ownership of shares of Common Stock held by KAA and the Covered Persons.

(3) Excludes 253,045,128 and 10,987,710 shares of Common Stock held by the Covered Persons and KAA, respectively, as to which each of SBCM and Sumitomo disclaims beneficial ownership.

(4) Includes 7,440,362 shares of Nonvoting Common Stock held by SBCM which are immediately convertible into Common Stock on a one-for-one basis.

     This Amendment No. 2 to Schedule 13D amends and restates in its entirety such Schedule 13D. This Amendment No. 2 is being filed because the beneficial ownership of SBCM, Sumitomo, KAA and the Covered Persons of Common Stock (as defined below) has changed by one percent or more of the Common Stock outstanding in connection with the offering of 46,000,000 shares of Common Stock by such holders pursuant to a prospectus dated August 1, 2000 made part of the Registration Statement on Form S-3 filed by The Goldman Sachs Group, Inc. (File No. 333-40810).

Item 1. Security and Issuer
---------------------------

     This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc., a Delaware corporation (together with its subsidiaries and affiliates, "GS Inc."). The address of the principal executive offices of GS Inc. is 85 Broad Street, New York, New York 10004.

Item 2. Identity and Background
-------------------------------

     (a), (b), (c), (f)    This Schedule 13D is being filed by Sumitomo Bank
Capital Markets, Inc. ("SBCM"), a Delaware corporation and a New York-based wholly owned subsidiary of The Sumitomo Bank, Limited, a corporation organized under the laws of Japan ("Sumitomo"). SBCM is engaged in various forms of commercial finance and is a participant in the market for interest rate and other forms of derivatives. Sumitomo is a commercial bank headquartered in Osaka and Tokyo, Japan. Directly or through subsidiaries and other affiliates, it engages in a wide variety of wholesale and retail banking activities in Japan, as well as in other parts of Asia, the Americas and Europe. The address of SBCM's principal business and office is 277 Park Avenue, New York, New York 10172. The address of Sumitomo's principal business and office is 3-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-0005, Japan. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of SBCM and Sumitomo is set forth in Annex A to this Schedule 13D.

     This Schedule contains certain information relating to (i) certain managing directors of GS Inc. who beneficially own Common Stock subject to a Shareholders' Agreement ("Covered Shares"), dated as of May 7, 1999, to which these managing directors of GS Inc. are party (as amended from time to time, the "Shareholders' Agreement" and such managing directors, the "Covered Persons") and (ii) Kamehameha Activities Association ("KAA"), who may be deemed to be members of a "group" with SBCM or Sumitomo. Each of SBCM and Sumitomo hereby disclaims beneficial ownership of: (i) the Covered Shares; (ii) shares of Common Stock which may be purchased from time to time by Covered Persons for investment purposes which are not subject to the Shareholders' Agreement ("Uncovered Shares") or (iii) the shares of Common Stock subject to the Voting Agreement between KAA and GS Inc. (the "KAA Shares"), referred to below (see Item 6). All information contained in this Schedule relating to the Covered Persons and KAA has been derived from the filings of GS Inc. with the Securities and Exchange Commission, including, but not limited to, the prospectus (the "Prospectus") dated August 1, 2000, made part of the Registration Statement on Form S-3 filed by GS Inc. (File No. 333-40810) and Amendment No. 6 to Schedule 13D filed by the Covered Persons on August 8,

2000. The Covered Persons and KAA each have filed a Schedule 13D with respect to the shares of Common Stock and other equity securities of GS Inc. which they beneficially own; the reader is referred to such filings and any amendments thereto for more recent and complete information relating to the Covered Persons and KAA.

     (d),(e) Except as described in Annex A or Annex B, during the last five years, none of SBCM or Sumitomo or, to the best knowledge of SBCM or Sumitomo, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or financial order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration
---------------------------------------------------------

     21,425,052 shares of Common Stock and 7,440,362 shares of Nonvoting Common Stock were acquired by SBCM and Sumitomo in exchange for their interests in The Goldman Sachs Group L.P. ("Group L.P.") and certain of its affiliates. From the time of the acquisition through the settlement of the offering described in Annex C hereto on August 7, 2000, although the 7,440,362 shares of Nonvoting Common Stock were immediately convertible into Common Stock pursuant to GS, Inc.'s Certificate of Incorporation, these shares were not deemed beneficially owned by SBCM because such shares could not be converted due to restrictions imposed under the Bank Holding Company Act of 1956, as amended. Effective upon the settlement of the offering described in Annex C hereto on August 7, 2000, the restrictions imposed under the Bank Holding Company Act of 1956, as amended, no longer applied to SBCM and thus, the 7,440,362 shares of Common Stock issuable upon conversion of the 7,440,362 shares of Nonvoting Common Stock were deemed beneficially owned by SBCM.

Item 4. Purpose of Transactions
-------------------------------

     SBCM acquired the Common Stock reported hereunder in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering. On August 7, 2000, pursuant to the Prospectus, SBCM sold 12,621,804 shares of Common Stock at $99.75 per share in an underwritten public offering and received $1,224,314,988 in proceeds (after an underwriting discount and before offering expenses). Except as described in Item 6, none of SBCM or Sumitomo or their respective executive officers or directors has any plans or proposals which relate to or would result in their acquisition of additional Common Stock or any of the other events described in Item 4(a) through 4(j).

     Each of SBCM and Sumitomo and their respective executive officers and directors is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and their interests in and with respect to GS Inc. Accordingly, each of SBCM and Sumitomo and their respective executive officers and directors may change their plans and intentions at any time and from time to time. In particular, each of SBCM and Sumitomo and their respective executive officers and directors may at any time and from time to time acquire or dispose of shares of Common Stock. Pursuant to restrictions imposed under the Bank Holding Company Act of 1956, as amended, SBCM and Sumitomo cannot currently acquire Common Stock if such acquisition would cause them to own more than 4.9% of the Common Stock.

Item 5. Interest in Securities of the Issuer
--------------------------------------------

     (a) Rows (11) and (13) of the cover pages to this Schedule (including the footnotes thereto) and Annex A are hereby incorporated by reference. Each of SBCM and Sumitomo hereby disclaims beneficial ownership of any shares of Common Stock held by any Covered Person or of the KAA Shares.

     (b) Rows (7) through (10) of the cover pages to this Schedule (including the footnotes thereto) and Annex A set forth the percentage range of Common Stock as to which there is sole power to vote or direct the vote or to dispose or direct the disposition, and the number of shares of Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote the Common Stock subject to the Voting Agreement between SBCM, Sumitomo and GS Inc. referred to below (see Item 6) (the "SBCM Shares") is shared with the Covered Persons, as described below in response to
Item 6. Each of SBCM and Sumitomo hereby disclaims beneficial ownership of any shares of Common Stock held by any Covered Person or of the KAA Shares.

     (c) Except as described in Annex C, neither SBCM or Sumitomo, or to the best knowledge of SBCM or Sumitomo, any of their respective executive officers or directors, has effected any transactions in Common Stock during the past 60 days. Amendment No. 6 to the Schedule 13D filed by the Covered Persons on August 8, 2000 reports certain transactions in the Common Stock effected by the Covered Persons during the 60 days preceding the filing of such Amendment; the reader is referred to such filing for information relating to such transactions.

     (d), (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
--------------------------------------------------------------------------------
Securities of the Issuer
------------------------

SBCM VOTING AGREEMENT

     SBCM and Sumitomo have entered into a voting agreement with GS Inc., dated April 30, 1999 (the "SBCM Voting Agreement"), in which they have agreed to vote their shares of Common Stock and all other voting securities of GS Inc. in the same manner as a majority of the shares of Common Stock held by the managing directors of GS Inc. are voted for so long as they hold voting securities of GS Inc. It is expected that for so long as the Shareholders' Agreement remains in effect, the SBCM Voting Agreement will result in the shares of Common Stock owned by SBCM being voted in the same manner as the Covered Shares. The Covered Persons and KAA are not parties to the SBCM Voting Agreement, and the SBCM Voting Agreement is not enforceable by the Covered Persons or KAA, will continue to exist independent of the existence of the Shareholders' Agreement and the KAA Voting Agreement and may be amended, waived or canceled by GS Inc. without any consent or approval of the Covered Persons or KAA. The SBCM Voting Agreement is incorporated by reference as an exhibit to this Schedule 13D and the foregoing summary is qualified in its entirety by reference thereto.

     Each of SBCM and Sumitomo hereby disclaims beneficial ownership of the Covered Shares.

SHAREHOLDERS' AGREEMENT

     GS Inc. has disclosed that the Covered Persons are party to the Shareholders' Agreement. The Covered Shares subject to the Shareholders' Agreement are subject to certain voting restrictions and restrictions on transfer of ownership by the Covered Persons, as more fully set forth in the Shareholders' Agreement.

     Each of SBCM and Sumitomo hereby disclaims beneficial ownership of the Covered Shares.

KAA VOTING AGREEMENT

     GS Inc. has disclosed that KAA has entered into a voting agreement with GS Inc., dated April 30, 1999 (the "KAA Voting Agreement"), in which they have agreed to vote their shares of Common Stock and all other voting securities of GS Inc. in the same manner as a majority of the shares of Common Stock held by the managing directors of GS Inc. are voted for so long as they hold voting securities of GS Inc.

     Each of SBCM and Sumitomo hereby disclaims beneficial ownership of the KAA Shares.

UNDERWRITING AGREEMENT

     On August 1, 2000, in connection with the sale by SBCM of shares of Common Stock in a registered underwritten public offering, SBCM entered into three Underwriting Agreements with the underwriters listed therein (the "Underwriters"). Under the Underwriting Agreements, SBCM agreed to sell an aggregate of 12,621,804 shares of Common Stock to the Underwriters, at $97.00 per share, for settlement on August 7, 2000. The shares were subsequently sold to the public at $99.75 per share. Pursuant to the Underwriting Agreements, GS Inc. has agreed to pay all of the fees and expenses relating to the offering by SBCM, other than (i) fees and expenses of SBCM's counsel, (ii) any agency fees and commissions or underwriting commissions or discounts, or (iii) any transfer taxes incurred by SBCM in connection with its sale. In addition, pursuant to the Underwriting Agreements, SBCM has agreed to indemnify the Underwriters against certain liabilities, including those arising under the Securities Act of 1933, as amended. This summary of the Underwriting Agreements is qualified in its entirety by reference to the Underwriting Agreements which are filed as Exhibits to this Schedule.

     On August 7, 2000, the transaction was settled and SBCM received $1,224,314,988 in proceeds (after an underwriting discount and before its expenses).

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit                                    Description
-------                                    -----------

A. Voting Agreement, dated as of April 30, 1999, by and among The Goldman Sachs Group, Inc., The Sumitomo Bank, Limited and Sumitomo Bank Capital Markets, Inc. (incorporated by reference to Exhibit 10.38 to the registration statement on Form S-1 (File No. 333-74449) filed by The Goldman Sachs Group, Inc.).

B. Underwriting Agreement (U.S. Version), dated as of August 1, 2000 (incorporated by reference to Exhibit T to Amendment No. 5 to the Schedule 13D of The Goldman Sachs Group, Inc. (File No.

                    005-56295) filed August 2, 2000).

C. Underwriting Agreement (International Version), dated as of August 1, 2000 (incorporated by reference to Exhibit U to Amendment No. 5 to the Schedule 13D of The Goldman Sachs Group, Inc. (File No. 005-56295) filed August 2, 2000).

D. Underwriting Agreement (Asia/Pacific Version), dated as of August 1, 2000 (incorporated by reference to Exhibit V to Amendment No. 5 to the Schedule 13D of The Goldman Sachs Group, Inc. (File No. 005-56295) filed August 2, 2000).

                                                                         ANNEX A


    Information required as to Executive Officers and Directors of SBCM and
                            Sumitomo, respectively.


Directors and Executive Officers of The Sumitomo Bank, Limited

---------------------------------------------------------------------------------------------------------------
    Name      Citizenship   Business Address     Present Employment         Criminal            Beneficial
                                                                         Convictions or      Ownership of the
                                                                         Violations of     common stock of The
                                                                        Federal or State      Goldman Sachs
                                                                        Securities Laws        Group, Inc.
                                                                        within the last
                                                                           Five Years
---------------------------------------------------------------------------------------------------------------
Toshio        Japan         3-2, Marunouchi    Chairman of the         None/None           None
Morikawa                    1-chome,           Board, The Sumitomo
                            Chiyoda-ku,        Bank, Ltd.
                            Tokyo 100-0005,
                            Japan
---------------------------------------------------------------------------------------------------------------
Yoshifumi     Japan         3-2, Marunouchi    President and Chief     None/None           None
Nishikawa                   1-chome,           Executive Officer,
                            Chiyoda-ku,        The Sumitomo Bank,
                            Tokyo 100-0005,    Ltd.
                            Japan
---------------------------------------------------------------------------------------------------------------
Youhei        Japan         3-2, Marunouchi    Deputy President and    None/None           None
Shiraga                     1-chome,           Executive Officer,
                            Chiyoda-ku,        The Sumitomo Bank,
                            Tokyo 100-0005,    Ltd.
                            Japan
---------------------------------------------------------------------------------------------------------------
Akio Asuke    Japan         3-2, Marunouchi    Deputy President and    None/None           None
                            1-chome,           Executive Officer,
                            Chiyoda-ku,        The Sumitomo Bank,
                            Tokyo 100-0005,    Ltd.
                            Japan
---------------------------------------------------------------------------------------------------------------
Shunichi      Japan         3-2, Marunouchi    Senior Managing         None/None           None
Okuyama                     1-chome,           Director and
                            Chiyoda-ku,        Executive Officer,
                            Tokyo 100-0005,    The Sumitomo Bank,
                            Japan              Ltd.
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
Tatsuo        Japan         3-2, Marunouchi    Senior Managing         None/None           None
Kubota                      1-chome,           Director and
                            Chiyoda-ku,        Executive Officer,
                            Tokyo 100-0005,    The Sumitomo Bank,
                            Japan              Ltd.
---------------------------------------------------------------------------------------------------------------
Michiyoshi    Japan         3-2, Marunouchi    Senior Managing         None/None           None
Kuriyama                    1-chome,           Director and
                            Chiyoda-ku,        Executive Officer,
                            Tokyo 100-0005,    The Sumitomo Bank,
                            Japan              Ltd.
---------------------------------------------------------------------------------------------------------------
Takeharu      Japan         3-2, Marunouchi    Senior Managing         None/None           None
Nagata                      1-chome,           Director and
                            Chiyoda-ku,        Executive Officer,
                            Tokyo 100-0005,    The Sumitomo Bank,
                            Japan              Ltd.
---------------------------------------------------------------------------------------------------------------
Tadashi       Japan         3-2, Marunouchi    Managing Director and   None/None           None
Inoue                       1-chome,           Executive Officer,
                            Chiyoda-ku,        The Sumitomo Bank,
                            Tokyo 100-0005,    Ltd.
                            Japan
---------------------------------------------------------------------------------------------------------------
Masayuki Oku  Japan         3-2, Marunouchi    Committee Secretary     None/None           None
                            1-chome,           General, Integration
                            Chiyoda-ku,        Strategy Committee,
                            Tokyo 100-0005,    The Sumitomo Bank,
                            Japan              Ltd.

                                               Managing Director and
                                               Executive Officer,
                                               The Sumitomo Bank,
                                               Ltd.
---------------------------------------------------------------------------------------------------------------
Takayuki      Japan         Temple Court, 11   Head of Europe          None/None           None
Tsukuda                     Queen Victoria     Division, The
                            Street, London     Sumitomo Bank, Ltd.
                            EC4N 4TA, U.K.
                                               Managing Director and
                                               Executive Officer,
                                               The Sumitomo Bank,
                                               Ltd.
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
Ryuzo Kodama  Japan         277 Park Ave.,     Head of the Americas    None/None           None
                            New York City,     Division, The
                            New York, NY       Sumitomo Bank, Ltd.
                            10172 USA
                                               Director, Sumitomo
                                               Bank Capital Markets,
                                               Inc.

                                               Managing Director and
                                               Executive Officer,
                                               The Sumitomo Bank,
                                               Ltd.
---------------------------------------------------------------------------------------------------------------
Kenjiro Noda  Japan         3-2, Marunouchi    Head of Tokyo           None/None           None
                            1-chome,           Corporate and
                            Chiyoda-ku,        Institutional Banking
                            Tokyo 100-0005,    Division, The
                            Japan              Sumitomo Bank, Ltd.

                                               Managing Director and
                                               Executive Officer,
                                               The Sumitomo Bank,
                                               Ltd.
---------------------------------------------------------------------------------------------------------------
Tadashi       Japan         3-2, Marunouchi    Head of Corporate and   None/None           None
Hirota                      1-chome,           Institutional Banking
                            Chiyoda-ku,        Division, The
                            Tokyo 100-0005,    Sumitomo Bank, Ltd.
                            Japan
                                               Managing Director and
                                               Executive Officer,
                                               The Sumitomo Bank,
                                               Ltd.
---------------------------------------------------------------------------------------------------------------
Mutsuhiko     Japan         3-2, Marunouchi    General Manager,        None/None           None
Matsumoto                   1-chome,           Planning Dept.,
                            Chiyoda-ku,        Consumer Banking
                            Tokyo 100-0005     Group, Sumitomo Bank
                            Japan              Ltd.

                                               Managing Director and
                                               Executive Officer,
                                               The Sumitomo Bank,
                                               Ltd.
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
Tetsuro       Japan         3-2, Marunouchi    Independent Director,   None/None           None
Kawakami                    1-chome,           The Sumitomo Bank,
                            Chiyoda-ku,        Ltd.
                            Tokyo 100-0005,
                            Japan              Chairman, Sumitomo
                                               Electric Industries,
                                               Ltd.
---------------------------------------------------------------------------------------------------------------
Toshiomi      Japan         3-2, Marunouchi    Independent Director,   None/None           None
Uragami                     1-chome,           The Sumitomo Bank,
                            Chiyoda-ku,        Ltd.
                            Tokyo 100-0005,
                            Japan              Chairman, Sumitomo
                                               Life Insurance Company

---------------------------------------------------------------------------------------------------------------
Yoshiaki      Japan         3-2, Marunouchi    Independent Director,   None/None           None
Yamauchi                    1-chome,           The Sumitomo Bank,
                            Chiyoda-ku,        Ltd.
                            Tokyo 100-0005,
                            Japan
---------------------------------------------------------------------------------------------------------------
Koji Ishida   Japan         3-2, Marunouchi    General Manager,        None/None           None
                            1-chome,           Corporate Planning
                            Chiyoda-ku,        Dept., The Sumitomo
                            Tokyo 100-0005,    Bank, Ltd.
                            Japan
                                               Executive Officer,
                                               The Sumitomo Bank,
                                               Ltd.
---------------------------------------------------------------------------------------------------------------
Koichi        Japan         3-2, Marunouchi    Head of Tokyo           None/None           None
Tsukihara                   1-chome,           Corporate Banking
                            Chiyoda-ku,        Division-II, The
                            Tokyo 100-0005,    Sumitomo Bank, Ltd.
                            Japan
                                               Head of Tokyo
                                               Corporate Banking
                                               Division-III, The

                                               Sumitomo Bank, Ltd.
                                               Executive Officer,
                                               The Sumitomo Bank,
                                               Ltd.
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
Masahide      Japan         3-2, Marunouchi    General Manager,        None/None           None
 Hirasawa                   1-chome,           General Affairs
                            Chiyoda-ku,        Dept., The Sumitomo
                            Tokyo 100-0005,    Bank, Ltd.
                            Japan
                                               Executive Officer,
                                               The Sumitomo Bank,
                                               Ltd.
---------------------------------------------------------------------------------------------------------------
Keumaru       Japan         3-2, Marunouchi    Head of Osaka           None/None           None
Ogura                       1-chome,           Corporate Banking
                            Chiyoda-ku,        Division-I, The
                            Tokyo 100-0005,    Sumitomo Bank, Ltd.
                            Japan
                                               Head of Kyoto
                                               Corporate Banking
                                               Division, The
                                               Sumitomo Bank, Ltd.

                                               Head of Kobe
                                               Corporate Banking
                                               Division, The
                                               Sumitomo Bank, Ltd.

                                               Executive Officer,
                                               The Sumitomo Bank,
                                               Ltd.
---------------------------------------------------------------------------------------------------------------
Kiyoshi       Japan         3-2, Marunouchi    General Manager,        None/None           None
Shibuya                     1-chome,           Credit Dept.-III, The
                            Chiyoda-ku,        Sumitomo Bank, Ltd.
                            Tokyo 100-0005,
                            Japan              Executive Officer,
                                               The Sumitomo Bank,
                                               Ltd.
---------------------------------------------------------------------------------------------------------------
Shinpei       Japan         3-2, Marunouchi    Head of Osaka           None/None           None
Nihei                       1-chome,           Corporate Banking
                            Chiyoda-ku,        Division-II, The
                            Tokyo 100-0005,    Sumitomo Bank, Ltd.
                            Japan
                                               Head of Osaka
                                               Corporate Banking
                                               Division-III, The
                                               Sumitomo Bank, Ltd.

                                               Executive Officer,
                                               The Sumitomo Bank,
                                               Ltd.
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
Yasuyuki      Japan         3-2, Marunouchi    Head of Tokai           None/None           None
Kimoto                      1-chome,           Corporate Banking
                            Chiyoda-ku,        Division, The
                            Tokyo 100-0005,    Sumitomo Bank, Ltd.
                            Japan
                                               Executive Officer,
                                               The Sumitomo Bank,
                                               Ltd.
---------------------------------------------------------------------------------------------------------------
Kenjiro       Japan         3-2, Marunouchi    General Manager,        None/None           None
Nakano                      1-chome,           Business Planning
                            Chiyoda-ku,        Dept., Capital
                            Tokyo 100-0005,    Markets Group, The
                            Japan              Sumitomo Bank, Ltd.

                                               Executive Officer,
                                               The Sumitomo Bank,
                                               Ltd.
---------------------------------------------------------------------------------------------------------------
Hiroshi       Japan         3-2, Marunouchi    General Manager,        None/None           None
Nishikawa                   1-chome,           Private Banking
                            Chiyoda-ku,        Division, Consumer
                            Tokyo 100-0005,    Banking Group, The
                            Japan              Sumitomo Bank, Ltd.

                                               Executive Officer,
                                               The Sumitomo Bank,
                                               Ltd.
---------------------------------------------------------------------------------------------------------------
Yasufumi      Japan         3-2, Marunouchi    General Manager,        None/None           None
Kitamoto                    1-chome,           Credit Policy Dept.,
                            Chiyoda-ku,        The Sumitomo Bank,
                            Tokyo 100-0005,    Ltd.
                            Japan
                                               Executive Officer, The
                                               Sumitomo Bank,
                                               Ltd.
---------------------------------------------------------------------------------------------------------------
Koichi        Japan         3-2, Marunouchi    General Manager,        None/None           None
Maeda                       1-chome,           Credit Dept.-II,
                            Chiyoda-ku,        The Sumitomo Bank,
                            Tokyo 100-0005,    Ltd.
                            Japan
                                               Executive Officer,
                                               The Sumitomo Bank,
                                               Ltd.
---------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
Shigenobu     Japan         3-2, Marunouchi    General Manager,        None/None           None
Aikyo                       1-chome,           Planning Dept.,
                            Chiyoda-ku,        Corporate Banking
                            Tokyo 100-0005,    Group, The Sumitomo
                            Japan              Bank, Ltd.

                                               Executive Officer,
                                               The Sumitomo Bank,
                                               Ltd.
-----------------------------------------------------------------------------------------------
Shuntaro      Japan         3-2, Marunouchi    General Manager,        None/None           None
Higashi                     1-chome,           International
                            Chiyoda-ku,        Planning Dept., The
                            Tokyo 100-0005,    Sumitomo Bank, Ltd.
                            Japan
                                               Executive Officer,
                                               The Sumitomo Bank,
                                               Ltd.
-----------------------------------------------------------------------------------------------
Yasuo         Japan         3-2, Marunouchi    Head of Tokyo           None/None           None
Ichikawa                    1-chome,           Corporate Banking
                            Chiyoda-ku,        Division-I, The
                            Tokyo 100-0005,    Sumitomo Bank, Ltd.
                            Japan
                                               Head of Kanagawa
                                               Corporate Banking
                                               Division, The
                                               Sumitomo Bank, Ltd.

                                               Executive Officer,
                                               The Sumitomo Bank,
                                               Ltd.
-----------------------------------------------------------------------------------------------
Shiro         Japan         3-2, Marunouchi    General Manager,        None/None           None
Kawajiri                    1-chome,           Branch Banking
                            Chiyoda-ku,        Operations Dept.,
                            Tokyo 100-0005,    Consumer Banking
                            Japan              Group, The Sumitomo
                                               Bank, Ltd.

                                               Executive Officer,
                                               The Sumitomo Bank,
                                               Ltd.
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
Akira         Japan         3-2, Marunouchi    Head of Tokyo           None/None           None
Kurose                      1-chome,           Corporate Banking
                            Chiyoda-ku,        Division-IV, The
                            Tokyo 100-0005,    Sumitomo Bank, Ltd.
                            Japan
                                               Head of Tokyo
                                               Corporate Banking
                                               Division-V, The
                                               Sumitomo Bank, Ltd.

                                               Executive Officer,
                                               The Sumitomo Bank,
                                               Ltd.
-----------------------------------------------------------------------------------------------
Kengo         Japan         3-2, Marunouchi    General Manager,        None/None           None
Miyauchi                    1-chome,           Credit Supervision
                            Chiyoda-ku,        Dept.-I, The Sumitomo
                            Tokyo 100-0005,    Bank, Ltd.
                            Japan

                                               Executive Officer,
                                               The Sumitomo Bank,
                                               Ltd.
-----------------------------------------------------------------------------------------------
Hiroaki       Japan         3-2, Marunouchi    General Manager,        None/None           None
Shukuzawa                   1-chome,           Treasury Dept.-II,
                            Chiyoda-ku,        The Sumitomo Bank,
                            Tokyo 100-0005,    Ltd.
                            Japan

                                               Executive Officer,
                                               The Sumitomo Bank,
                                               Ltd.
-----------------------------------------------------------------------------------------------
Akira         Japan         3-2, Marunouchi    General Manager,        None/None           None
Matsumoto                   1-chome,           Credit Supervision
                            Chiyoda-ku,        Dept.-II, The
                            Tokyo 100-0005,    Sumitomo Bank, Ltd.
                            Japan

                                               Executive Officer,
                                               The Sumitomo Bank,
                                               Ltd.
-----------------------------------------------------------------------------------------------

Directors and Officers of Sumitomo Bank Capital Markets, Inc.

----------------------------------------------------------------------------------------------------------------------
    Name      Citizen-       Business Address         Present Employment               Criminal             Beneficial
                ship                                                                  Convictions           Ownership
                                                                                     or Violations           of the
                                                                                     of Federal or           common
                                                                                         State            stock of The
                                                                                      Securities            Goldman
                                                                                      Laws within            Sachs
                                                                                      the last 5           Group, Inc.
                                                                                         years
----------------------------------------------------------------------------------------------------------------------
Ryuzo          Japan         The Sumitomo Bank,       Head of the Americas            None/None            None
Kodama                       Ltd., 277 Park Ave.,     Division, The Sumitomo Bank,
                             New York City, New       Ltd.
                             York, USA
                                                      Managing Director and
                                                      Executive Officer, The
                                                      Sumitomo Bank, Ltd.

                                                      Director, Sumitomo Bank
                                                      Capital Markets, Inc.

----------------------------------------------------------------------------------------------------------------------
Yoshio         Japan         The Sumitomo Bank,       General Manager, Planning       None/None            None
Itaya                        Ltd., 277 Park Ave.,     Department, Americas
                             New York City, New       Division, The Sumitomo Bank,
                             York, USA                Ltd.
                                                      Director, Sumitomo Bank
                                                      Capital Markets, Inc.
----------------------------------------------------------------------------------------------------------------------
Natsuo         Japan         Sumitomo Bank            President, Sumitomo Bank        None/None            None
Okada                        Securities Inc.,  277    Securities, Inc.; President,
                             Park Ave., New York      Sumitomo Bank Capital
                             City, New York, USA      Markets, Inc.

                                                      Director, Sumitomo Bank
                                                      Capital Markets, Inc.
----------------------------------------------------------------------------------------------------------------------
Kenichi        Japan         Sumitomo Bank Capital    Managing Director, Sumitomo     None/None            None
Morooka                      Markets, Inc., 277       Bank Capital Markets, Inc.
                             Park Ave., New York
                             City, New York, USA      Director, Sumitomo Bank
                                                      Capital Markets, Inc.
----------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
Naoyuki        Japan         The Sumitomo Bank,       President, SBCM Limited         None/None            None
Kawamoto                     Ltd., Temple Court, 11
                             Queen Victoria Street,   Director, Sumitomo Bank
                             London EC4N 4TA, U.K.    Capital Markets, Inc.
---------------------------------------------------------------------------------------------------------------
Joseph L.      USA           Sumitomo Bank Capital    Managing Director, Sumitomo     None/None            None
Brennan                      Markets, Inc., 277       Bank Capital Markets, Inc.
                             Park Ave., New York
                             City, New York, USA      Director, Sumitomo Bank
                                                      Capital Markets, Inc.
---------------------------------------------------------------------------------------------------------------
Norah O.       USA           Sumitomo Bank            Chairman, Sumitomo Bank         None/None            None
Brennan                      Securities, Inc., 77     Securities, Inc.
                             Park Ave., New York
                             City, New York, USA      Director, Sumitomo Bank
                                                      Capital Markets, Inc.
---------------------------------------------------------------------------------------------------------------
William M.     USA           Sumitomo Bank Leasing    Chairman and Chief Executive    None/None            None
Ginn                         and Finance Inc., 277    Officer, Sumitomo Bank
                             Park Ave., New York      Leasing and Finance, Inc.
                             City, New York, USA
                                                      Director, Sumitomo Bank
                                                      Capital Markets, Inc.
---------------------------------------------------------------------------------------------------------------

                                                                         ANNEX B

    Information required as to proceedings described in Items 2(d) and 2(e)

   None.

                                                                         ANNEX C

Item 5(c). Description of all transactions in the Common Stock effected during the last 60 days by SBCM or Sumitomo, or, to the best knowledge of SBCM or Sumitomo, their respective executive officers and directors.

       On August 7, 2000, pursuant to the Prospectus, SBCM sold 12,621,804 shares of Common Stock at $99.75 per share in an underwritten public offering and received $1,224,314,988 in proceeds (after an underwriting discount and before its expenses).

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2000

                              SUMITOMO BANK CAPITAL MARKETS, INC.

                              By: /s/ Kenichi Morooka
                                 ----------------------------------------
                                 Name:  Kenichi Morooka
                                 Title: Managing Director

                              THE SUMITOMO BANK, LIMITED

                              By: /s/ Ryuzo Kodama
                                 ----------------------------------------
                                 Name:  Ryuzo Kodama
                                 Title: Managing Director and Head of the
                                        Americas Division

                                 EXHIBIT INDEX

Exhibit                                         Description
-------                                         -----------

A. Voting Agreement, dated as of April 30, 1999, by and among The Goldman Sachs Group, Inc., The Sumitomo Bank, Limited and Sumitomo Bank Capital Markets, Inc. (incorporated by reference to
               Exhibit 10.38 to the registration statement on Form S-1 (File No. 333-74449) filed by The Goldman Sachs Group, Inc.).

B. Underwriting Agreement (U.S. Version), dated as of August 1, 2000 (incorporated by reference to Exhibit T to Amendment No. 5 to the Schedule 13D of The Goldman Sachs Group, Inc. (File No. 005-56295) filed August 2, 2000).

C. Underwriting Agreement (International Version), dated as of August 1, 2000 (incorporated by reference to Exhibit U to Amendment No. 5 to the Schedule 13D of The Goldman Sachs Group, Inc. (File No. 005-56295) filed August 2, 2000).

D. Underwriting Agreement (Asia/Pacific Version), dated as of August 1, 2000 (incorporated by reference to Exhibit V to Amendment No. 5 to the Schedule 13D of The Goldman Sachs Group, Inc. (File No. 005-56295) filed August 2, 2000).